NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

08005155

SUPPL

September 22, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated September 22, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

PROCESSED
OCT 03 2008
THOMSON REUTERS

SEC Mail Processing
Section

SEP 30 2008

Washington, DC
110

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-17 **SEPTEMBER 22, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

New Zone Discovered On Molygarchy Molybdenum Project

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the discovery of a new zone of molybdenum mineralization on its Molygarchy property, located 40 kilometers (km) northeast of Whitehorse, Yukon. Company personnel discovered the new mineralized outcrop while conducting follow-up on the geophysical data from phase one work.

This summer's magnetic geophysical survey outlined a 1,500 meter (m) long magnetic low anomaly that is coincident with the previously identified mineralized showings. The survey also outlined a 300 m long magnetic low anomaly trending sub-parallel to the main zone located approximately 100 m to the north. Upon prospecting the anomaly, an 80 m outcrop of mineralized granite was discovered. The new zone contains molybdenum mineralization within a hematite altered intrusive. Thirteen grab samples were taken and ranged from 0.067% molybdenum (Mo) to 0.005% Mo with the samples averaging 0.024% Mo.

Subsequent to this fieldwork, the Company received results from the summer soil sampling program. The geochemical data delineates a strongly anomalous, (55 – 157 parts per million), molybdenum zone approximately 500 m long and sub parallel to the main zone. This soil anomaly is coincident with the aforementioned 300 m long magnetic low anomaly and new discovery outcrop. Much of the soil anomaly remains untested and will be examined in detail during the next round of exploration work.

Planning is currently underway for follow up on this exciting new discovery.

Elsewhere on the property, a single sample was collected from a 10 centimeter quartz vein, within unaltered granite at the Trib showing, that cross cuts the main mineralized trend. The sample assayed 0.424% Mo, 55 parts per billion gold (Au), 8.2 grams/tonne silver (Ag), and 0.031% copper (Cu). The relationship of this zone to the larger main zone is not well understood and further work will be undertaken to define its potential.

Molygarchy Background

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive.

Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden covered area. The main showing has mineralization exposed for over 50 meters.

EcoTech Laboratories based in Kamloops, British Columbia performed sample preparation and analysis. The samples are subjected to acid digestion and analysis for specific elements using a combination of inductively coupled plasma (ICP) emission spectrometry and ICP mass spectrometry methods. Laboratory inserted duplicates and standards provided optimum precision and accuracy.

Corporate Update

The Company is awaiting assay details for the diamond drilling completed on the Meridian gold-silver project. Upon receipt and interpretation of the data, the information will be released.

Manson Creek has returned the Cuprum silver-lead-zinc property to the vendor so that Manson Creek can focus its Yukon efforts on the prospective Molygarchy project.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-17

SEPTEMBER 22, 2008

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

New Zone Discovered On Molygarchy Molybdenum Project

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the discovery of a new zone of molybdenum mineralization on its Molygarchy property, located 40 kilometers (km) northeast of Whitehorse, Yukon. Company personnel discovered the new mineralized outcrop while conducting follow-up on the geophysical data from phase one work.

This summer's magnetic geophysical survey outlined a 1,500 meter (m) long magnetic low anomaly that is coincident with the previously identified mineralized showings. The survey also outlined a 300 m long magnetic low anomaly trending sub-parallel to the main zone located approximately 100 m to the north. Upon prospecting the anomaly, an 80 m outcrop of mineralized granite was discovered. The new zone contains molybdenum mineralization within a hematite altered intrusive. Thirteen grab samples were taken and ranged from 0.067% molybdenum (Mo) to 0.005% Mo with the samples averaging 0.024% Mo.

Subsequent to this fieldwork, the Company received results from the summer soil sampling program. The geochemical data delineates a strongly anomalous, (55 – 157 parts per million), molybdenum zone approximately 500 m long and sub parallel to the main zone. This soil anomaly is coincident with the aforementioned 300 m long magnetic low anomaly and new discovery outcrop. Much of the soil anomaly remains untested and will be examined in detail during the next round of exploration work.

Planning is currently underway for follow up on this exciting new discovery.

Elsewhere on the property, a single sample was collected from a 10 centimeter quartz vein, within unaltered granite at the Trib showing, that cross cuts the main mineralized trend. The sample assayed 0.424% Mo, 55 parts per billion gold (Au), 8.2 grams/tonne silver (Ag), and 0.031% copper (Cu). The relationship of this zone to the larger main zone is not well understood and further work will be undertaken to define its potential.

Molygarchy Background

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive.

Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden covered area. The main showing has mineralization exposed for over 50 meters.

EcoTech Laboratories based in Kamloops, British Columbia performed sample preparation and analysis. The samples are subjected to acid digestion and analysis for specific elements using a combination of inductively coupled plasma (ICP) emission spectrometry and ICP mass spectrometry methods. Laboratory inserted duplicates and standards provided optimum precision and accuracy.

Corporate Update

The Company is awaiting assay details for the diamond drilling completed on the Meridian gold-silver project. Upon receipt and interpretation of the data, the information will be released.

Manson Creek has returned the Cuprum silver-lead-zinc property to the vendor so that Manson Creek can focus its Yukon efforts on the prospective Molygarchy project.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-17 **SEPTEMBER 22, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

New Zone Discovered On Molygarchy Molybdenum Project

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the discovery of a new zone of molybdenum mineralization on its Molygarchy property, located 40 kilometers (km) northeast of Whitehorse, Yukon. Company personnel discovered the new mineralized outcrop while conducting follow-up on the geophysical data from phase one work.

This summer's magnetic geophysical survey outlined a 1,500 meter (m) long magnetic low anomaly that is coincident with the previously identified mineralized showings. The survey also outlined a 300 m long magnetic low anomaly trending sub-parallel to the main zone located approximately 100 m to the north. Upon prospecting the anomaly, an 80 m outcrop of mineralized granite was discovered. The new zone contains molybdenum mineralization within a hematite altered intrusive. Thirteen grab samples were taken and ranged from 0.067% molybdenum (Mo) to 0.005% Mo with the samples averaging 0.024% Mo.

Subsequent to this fieldwork, the Company received results from the summer soil sampling program. The geochemical data delineates a strongly anomalous, (55 – 157 parts per million), molybdenum zone approximately 500 m long and sub parallel to the main zone. This soil anomaly is coincident with the aforementioned 300 m long magnetic low anomaly and new discovery outcrop. Much of the soil anomaly remains untested and will be examined in detail during the next round of exploration work.

Planning is currently underway for follow up on this exciting new discovery.

Elsewhere on the property, a single sample was collected from a 10 centimeter quartz vein, within unaltered granite at the Trib showing, that cross cuts the main mineralized trend. The sample assayed 0.424% Mo, 55 parts per billion gold (Au), 8.2 grams/tonne silver (Ag), and 0.031% copper (Cu). The relationship of this zone to the larger main zone is not well understood and further work will be undertaken to define its potential.

Molygarchy Background

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive.

Sampling conducted at the time of the discovery included 72 rock samples with the highest reported assay being 0.440% molybdenum (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo.

The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden covered area. The main showing has mineralization exposed for over 50 meters.

EcoTech Laboratories based in Kamloops, British Columbia performed sample preparation and analysis. The samples are subjected to acid digestion and analysis for specific elements using a combination of inductively coupled plasma (ICP) emission spectrometry and ICP mass spectrometry methods. Laboratory inserted duplicates and standards provided optimum precision and accuracy.

Corporate Update

The Company is awaiting assay details for the diamond drilling completed on the Meridian gold-silver project. Upon receipt and interpretation of the data, the information will be released.

Manson Creek has returned the Cuprum silver-lead-zinc property to the vendor so that Manson Creek can focus its Yukon efforts on the prospective Molygarchy project.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

END